Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No. 25 Gaoxin Road
Xi’an 710075 Shaanxi Province, China

December 22, 2010

Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Huifeng Bio-Pharmaceutical Technology Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
Form 10-Q for the Period Ended September 30, 2010
File No. 000-32253

Dear Mr. Rosenberg:

On December 14, 2010, Huifeng Bio-Pharmaceutical Technology Inc. received a letter from the Staff of the Securities and Exchange Commission (the "Commission") dated December 14, 2010 (the “Letter”).  After reviewing the comments and discussions with our counsel and auditor, we came to the realization that it was necessary for us to restate the financial statements in the 2009 annual report on 10-k and the 2010 third quarterly report on 10-Q. Considering the workload and the limited working hours during holiday season with our personnel and counsels, the Company is hereby respectively submitting this request for an extension of the due date of the Company’s response to the Letter to January 10, 2011.

Since the information and documentation requested in the comment letter are extensive and requires considerable time to collect and organize, we are respectfully asking for your permission to allow additional time for us to prepare an adequate response to the letter.

Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko or Caroline L. Cao of The Crone Law Group, at (415) 955-8900, ext. 117 or ext. 108.

Sincerely,

/s/ Jing’an Wang
Jing’an Wang
Chief Executive Officer

Enclosures
cc:	Alisande M. Rozynko
The Crone Law Group